UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

AMENDMENT NO. 7

TO

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Southwest Royalties Institutional Income Fund X-B, L.P.
(Name of Issuer)

Limited Partnership Interests
(Title of Class of Securities)

Not Applicable
(CUSIP Number)

L. Paul Latham
Southwest Royalties, Inc.
6 Desta Drive, Suite 6500
Midland, Texas 79705-5510
(432) 682-6324
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 19, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  □

CUSIP No. Not Applicable

(1)	Names of Reporting Persons	Southwest Royalties, Inc.

(2)	Check the Appropriate Box	(a)
	if a Member of a Group	(b) ☒

(3)	SEC Use Only

(4)	Source of Funds	WC

(5)	Check if Disclosure of Legal
Proceedings is Required
	Pursuant to Items 2(d) or 2(e)	Not Applicable

(6)	Citizenship or Place of
	Organization	Delaware corporation

Number of Shares/Units Beneficially Owned by Each Reporting Person With:

(7)	Sole Voting Power	1,859.8 Units

(8)	Share Voting Power	None

(9)	Sole Dispositive Power	1,859.8 Units

(10)	Shared Dispositive Power	None

(11)	Aggregate Amount Beneficially
	Owned by Each Reporting Person	1,859.8 Units

(12)	Check if the Aggregate Amount in
	Row (11) Excludes Certain Shares	Not Applicable

(13)	Percent of Class Represented
	by Amount in Row (11)	16.6% of class of
11,181 Units

(14)	Type of Reporting Person	CO (Managing General
Partner of Issuer)

Item 1.	Type of Security:	Limited Partnership Interests ("Units")

	Name of Issuer:	Southwest Royalties
Institutional Income X-B, L.P.

	Address of Issuer's Principal	6 Desta Drive, Suite 6500
	Executive Offices:	Midland, Texas 79705

Item 2(a).	Name of Person Filing:	Southwest Royalties, Inc.

Item 2(b).	Address of Principal	6 Desta Drive, Suite 6500
	Business Office:	Midland, Texas 79705

Item 2(c).	Present Occupation:	Not Applicable

Item 2(d).	Criminal Convictions:	None

Item 2(e).	Civil Securities Laws Injunctions
	or Prohibitions:	None

Item 2(f).	Citizenship:	Delaware, U.S.A.

Item 3.	Source of Funds:	Working capital of the Reporting Person.

Item 4.	Purpose of Transactions:

Satisfied requirements of the Right of Presentment contained in the Issuer's Agreement of Limited Partnership whereby the Reporting Person, as Managing General Partner, agrees to acquire Units from limited partners seeking an exit from the Issuer at a formula price.

Item 5.	Interest in Securities:

The Reporting Person, which is the Issuer: Managing General Partner of the Issuer, holds a total of 1,859.8 Units of limited partnership interests over which it has sole voting and dispositive powers.  These Units represent 16.6% of the total 11,181 Units which are issued and outstanding.  The purchase transactions which resulted in the ownership of the Reporting Person increasing from 15.3% to 16.6% occurred between January 1, 2008 and September 19, 2008 when the Reporting Person purchased an additional 147 Units as part of the Issuer's Right of Presentment program. The price per unit ranged from $200.78 to $245.98.

Item 6.	Contracts, Arrangements, Undertakings
or Relationships with Respect
	to Securities of the Issuer:	Not Applicable

Item 7.	Material to Be Filed as Exhibits:	Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 25, 2008	By:	/s/ L. Paul Latham
L. Paul Latham, President and
Chief Executive Officer,
of Southwest Royalties, Inc.
the Managing General Partner